RESTRITO                                ACOES                         20/09/2002
CONSULTA                     CONSULTA CADASTRO EMPRESA                     11:35
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RAZAO SOCIAL COMPLETA : TELEMIG CELULAR PARTICIPACOES S/A
RAZAO SOCIAL RESUMIDA : TELEMIG CELLULAR PARTICIPACOES
CGC                   : 002.558.118 / 0001 / 65 CODIGO DA EMPRESA.: 05100

ESPECIE / CLASSE    TIPO    QUANTIDADE
     OR              ACN    126.612.568.962
     PR              ACN    213.818.804.997



TOTAL DE ACOES
         ORDINARIAS:  126.612.568.962  PREFERENCIAIS:  213.818.804.997
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